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                                                                       EXHIBIT 1

         IMPORTANT MATERIALS FOR SHAREHOLDERS OF ERLY INDUSTRIES INC.

                                PROXY STATEMENT
                                      OF
                               THE POWELL GROUP
                      FARMERS RICE MILLING COMPANY, INC.
                               NANETTE N. KELLEY
                          IN OPPOSITION TO MANAGEMENT

                        ANNUAL MEETING OF SHAREHOLDERS

                              SEPTEMBER 26, 1997

  Definitive copies of this proxy statement, the accompanying letter and the enclosed form of proxy are expected to be furnished by and on behalf of The Powell Group ("TPG"), Farmers Rice Milling Company, Inc. ("Farmers Rice") and Nanette N. Kelley (together with TPG and Farmers Rice, "The Powell Group") on or about September 5, 1997, in connection with the solicitation by The Powell Group from the holders of shares of common stock, par value $.01 per share (the "Common Stock"), of ERLY Industries Inc., a California corporation ("ERLY" or the "Company"), of proxies by The Powell Group for use at the Annual Meeting of Shareholders scheduled for Friday, September 26, 1997 at Westwood Marquis Hotel, 930 Hilgard Avenue, Los Angeles, California at 10:00 a.m. or any adjournments or postponements thereof (the "Annual Meeting").

  At the Annual Meeting, five directors are to be elected to hold office until the next annual meeting and until their successors have been elected and qualified. In addition, the Company proposes to amend its Articles of Incorporation to eliminate cumulative voting (the "Cumulative Voting Proposal") and to eliminate the right of shareholders to take action by written consent (the "Written Consent Proposal"). The Powell Group is soliciting your proxy in support of the five nominees named below (the "Powell Nominees") to the Company's Board of Directors (the "Board" or "Board of Directors") and against the Cumulative Voting Proposal and the Written Consent Proposal. Shares represented by proxies on the accompanying BLUE proxy card (the "Blue Proxy") which are returned properly executed will be voted in accordance with the instructions thereon and in the discretion of the proxies named therein with respect to any other matter that properly comes before the Annual Meeting. Where no vote is specified on the BLUE Proxy but such proxy is returned and signed, the proxy represented thereby will be voted AGAINST the Cumulative Voting Proposal, AGAINST the Written Consent Proposal, FOR the election of the Powell Nominees and in the discretion of the proxies named therein with respect to any other matter that properly comes before the Annual Meeting.

  YOUR VOTE IS IMPORTANT. If you agree with the reasons for The Powell Group's solicitation set forth below and believe that the election of the Powell Nominees to the Board of Directors can make a difference, The Powell Group urges you to vote for the election of the Powell Nominees, no matter how many or how few shares you own, by signing, dating and mailing the enclosed BLUE Proxy.

  The Powell Group urges you NOT to sign any proxy card sent to you by the Company. If you have already voted the Board of Directors' proxy card, you have every right to change your vote by signing and mailing the enclosed BLUE Proxy to The Powell Group in the envelope provided. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

  If your shares are held in the name of a brokerage firm, bank or nominee, only they can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and give instructions for such shares to be voted.
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  If your shares are registered in more than one name, the BLUE Proxy must be signed by all such persons to ensure that all shares are voted.

                                    GENERAL

  Only holders of Common Stock of record at the close of business on August 22, 1997 (the "Record Date") are entitled to vote at the Annual Meeting. Holders of record of shares of Common Stock on the Record Date are urged to submit a proxy even if such shares have been sold after the Record Date. The Powell Group believes that on the Record Date, there were 5,220,337 shares of Common Stock issued and outstanding and entitled to vote. Holders of shares of Common Stock have one vote for each share, and may have cumulative voting rights, with respect to the election of directors. No shareholder may cumulate votes unless a shareholder has announced at the Annual Meeting his or her intention to do so, but if any shareholder makes such an announcement, all shareholders may cumulate votes. Cumulative voting rights entitle a shareholder to give one nominee as many votes as is equal to the number of directors to be elected, multiplied by the number of shares owned by him or her, or to distribute his or her votes on the same principle among two or more nominees, as he or she sees fit. The five nominees for director receiving the highest number of votes at the Annual Meeting will be elected. The Powell Group intends to exercise cumulative voting rights at the Annual Meeting so cumulative voting will be applicable. The Powell Group proxyholders intend to cumulate and cast their votes, at their discretion, in order to elect as many of the Powell Nominees as possible. DISCRETIONARY AUTHORITY TO CUMULATE VOTES IS HEREBY SOLICITED BY THE POWELL GROUP.

  A proxy executed by a shareholder may be revoked at any time prior to the time that the vote authorized by the executed proxy is taken by submitting a written, dated revocation of such proxy covering the same shares. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the proxy previously given is no longer effective and must be executed and delivered prior to the time that the vote authorized by the executed proxy is taken. The revocation may be delivered to The Powell Group, P.O. Box 788, Baton Rouge, Louisiana 70821 Attn.: Nanette N. Kelley. Although a revocation delivered only to the Company will be effective to revoke a previously executed proxy, The Powell Group requests that if a revocation is delivered to the Company, a photocopy of the revocation also be delivered to The Powell Group, at the address set forth above, so that The Powell Group will be aware of such revocation. The principal executive offices of the Company are located at 10990 Wilshire Boulevard, Suite 1800, Los Angeles, California 90024, and its phone number is (213) 879-1480.

                         REASONS FOR THE SOLICITATION

  The Powell Group believes that shareholders should vote FOR the Powell Nominees so that the Board of Directors may be replaced with a slate of nominees, each of whom is committed to enhancing value for all shareholders by turning the Company around and making it profitable on a consistent basis. The Powell Group believes that the current management of ERLY is entrenched and ineffective, has not operated the Company so as to enhance shareholder value and lacks the capacity to manage the Company for the benefit of its shareholders over the long term. The Powell Group believes that management, particularly Gerald D. Murphy and his son Douglas A. Murphy, is interested in running the Company for its own benefit, even when their actions may be to the detriment of shareholders. In general, The Powell Group believes that, under the circumstances, the only viable option for ERLY's shareholders is to replace management entirely.

  The Powell Group believes that since 1987, the management of ERLY has done virtually nothing to enhance the value of the Company's Common Stock. During this period, the Company has suffered through several failed diversification attempts, a liquidity crisis which brought the Company close to bankruptcy, a default on its public debt in 1993, delisting of its Common Stock from NASDAQ for nearly a year, over-leverage with very expensive mortgage notes and a dismal return to shareholders. In The Powell Group's estimation, the Company's Common Stock has woefully underperformed the stock market since 1987. On August 31, 1987, ERLY stock traded at

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$7 1/64 per share (as adjusted for stock dividends in the interim years). On
March 10, 1997, when Farmers Rice and Nanette N. Kelley first purchased shares of the Company's Common Stock, it closed at $9.00 per share. On June 9, 1997, the date on which The Powell Group first commenced meeting with a small group of the Company's shareholders to discuss the Company's performance, the ERLY Stock traded at $9 7/8 per share. On August 29, 1997, it traded at $8 7/8 per share. During the same time period, the return of S&P Food Products Companies has increased approximately 244% and the return of the S&P 500 has increased approximately 173% while ERLY's stock price has increased only 26.5%.

  On July 17, 1997, The Powell Group met with Mr. Gerald D. Murphy, the Chief Executive Officer of the Company, to discuss The Powell Group's desire to enhance shareholder value for the benefit of all shareholders of the Company. The Powell Group also explained that in order to achieve its goals of enhancing shareholder value that it was willing to engage in a consent/proxy solicitation to remove the existing directors and to replace them with The Powell Group's qualified and experienced nominees. At the meeting, Ms. Nanette
N. Kelley, President and Chief Executive Officer of each of TPG and Farmers Rice, expressed The Powell Group's willingness to facilitate a sale of the Common Stock owned by Mr. Gerald Murphy and Mr. Douglas Murphy, the President and Chief Operating Officer of the Company, at or near fair market value. Ms. Kelley also outlined various other terms and conditions including The Powell Group's willingness to allow the Murphys to remain in a consulting capacity in order to effect an orderly transition of the Board in the event that the Board and management decided not to resist the proposed consent/proxy solicitation. Mr. Murphy asked for a three-week period to consider the proposals and to talk to shareholders. Ms. Kelley indicated that The Powell Group was prepared to move forward promptly and requested another meeting on July 18, 1997 at 9:00 a.m. On July 18, 1997, The Powell Group met again briefly with Mr. Murphy, whose counsel stated Mr. Murphy's rejection of The Powell Group's proposals to nominate and/or elect The Powell Group's nominees as directors of the Company and indicated that Mr. Murphy did not wish to sell his shares of Common Stock.

  After the meetings on July 17 and 18, through intermediaries, Mr. Murphy indicated a possible willingness to sell his shares in the Company at a price of $25.00 per share, more than twice the stock's trading price. The Powell Group disregarded Mr. Murphy's offer in the belief that it represented neither a realistic proposal (in light of the then current trading price for the stock) nor a good faith offer to sell his shares. As a result of Mr. Murphy's rejection of The Powell Group's proposals, The Powell Group has determined to proceed with the proxy solicitation.

  On July 24, 1997, Farmers Rice filed a derivative complaint on behalf of the Company and its 81% owned subsidiary American Rice, Inc. ("ARI") against Gerald D. Murphy, Douglas A. Murphy, the Company and ARI in the United States District Court, Central District of California. In the complaint, Farmers Rice alleged (1) breach of fiduciary duty, (2) waste of corporate assets and (3) illegal corporate loan. The derivative complaint further requested injunctive relief prohibiting the Company and ARI from making on-going payments on behalf of the Murphys and requiring on-going indemnification by the Murphys to the Company and ARI. The Company and ARI, joined by the Murphys, have filed a motion to dismiss the complaint solely for failure to make a demand on the board of directors of the Company before filing the lawsuit. Farmers Rice intends to vigorously oppose the motion. A hearing on such motion is scheduled to take place on September 22, 1997.

  On July 30, 1997, Nanette Kelley and Farmers Rice delivered to the Company a request to inspect the accounting books and records of the Company pursuant to California law. The Company denied this request and on August 13, 1997, Farmers Rice and Nanette Kelley filed a petition for a writ of mandate in Los Angeles Superior Court against the Company to compel inspection of the accounting books and records. A hearing on the motion to grant the relief requested is presently scheduled to take place on September 17, 1997.

  On August 15, 1997, Farmers Rice and Nanette Kelley delivered to the Company a request for a list of non-objecting beneficial owners ("NOBO List") of shares of Common Stock. They also requested a Cede or similar list in the Company's possession showing the identities of holders of Common Stock. The Company denied the request and on August 20, 1997, Farmers Rice and Nanette Kelley filed a petition for a writ of mandate to compel inspection and copying of shareholders lists and to postpone the date of the Annual Meeting.

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On August 26, 1997, Farmers Rice and Nanette Kelley submitted to the Company another request for a record shareholders list as of the Record Date and any NOBO List or Cede list, as of the Record Date, which were in the Company's possession or were to come into the Company's possession in connection with the Annual Meeting. The parties have resolved the litigation with respect to the shareholders' lists and Farmers Rice and Nanette Kelley will receive the lists subject to the satisfaction of certain conditions on their part, including taking the motion off calendar, dismissing the petition without prejudice and providing an affidavit required by Rule 14a-7 of the federal proxy rules. The date of the Annual Meeting will not be postponed.

  In the event The Powell Group's proxy solicitation results in its obtaining control of the ERLY Board of Directors, the new board of directors (the "Powell Board") intends to restructure the Company's management and to elect Ms. Kelley as the President and Chief Executive Officer and Mr. Spain as the Managing Director of the Company.

  The Powell Group also believes shareholders should vote AGAINST the Cumulative Voting Proposal and the Written Consent Proposal. The Powell Group believes that each of these proposals is being introduced by the Company in order to entrench management in direct response to the efforts by The Powell Group to exercise its shareholder rights. The Powell Group believes that the ability of shareholders to act by written consent provides an important means for shareholders to participate in corporate decision making and should be retained. The Powell Group actively considered entering into a consent solicitation, among other things, to remove the incumbent directors and to call a special meeting of shareholders to elect their replacements. Although The Powell Group did circulate preliminary consent materials to a very limited number of shareholders, when it became apparent that the Company intended to hold its Annual Meeting on September 26, 1997, The Powell Group elected not to proceed with the removal effort by written consent and instead chose to engage in a proxy contest with respect to the election of directors at the Annual Meeting. However, should the Company decide to delay the Annual Meeting or move the record date for the meeting, The Powell Group could decide to proceed with the consent solicitation. The Powell Group believes that management's Written Consent Proposal would make it more difficult for The Powell Group or any other shareholder to hold management accountable and to act independently from management to approve fundamental matters relating to the Company.

  Cumulative voting in the election of directors as described above under "General" is required under California law with certain exceptions and is designed to provide for fair representation at the Board level for minority shareholders. A simple majority of shareholders in attendance at any shareholders meeting is required to elect each director, but with cumulative voting, a group of minority shareholders can be assured of representation on the board if it holds just over one-sixth ( 1/6) of the outstanding shares. Absent cumulative voting, a simple majority of the Company's shareholders in attendance at an annual meeting would be entitled to elect all of the members of the Company's Board, which means that, if existing management, which currently owns approximately 38% of the outstanding shares, can obtain proxies for only 13% of the outstanding shares, management could remain in control of the Company and, in the Powell Group's view, unaccountable to shareholders indefinitely. Moreover, The Powell Group believes that cumulative voting for directors promotes the presentation of differing views of shareholders and is therefore an important element of corporate shareholder democracy.

  Consequently, The Powell Group recommends you vote AGAINST the Cumulative Voting Proposal and the Written Consent Proposal.

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                            YOUR VOTE IS IMPORTANT

  Carefully review the Proxy Statement and the enclosed materials. YOUR VOTE IS IMPORTANT. IF YOU ARE UNABLE TO ATTEND THE ANNUAL MEETING IN PERSON YOUR PROXY IS THE ONLY MEANS AVAILABLE FOR YOU TO VOTE. No matter how many or how few shares you own, please vote FOR the election of the Powell Nominees for director and AGAINST the Cumulative Voting Proposal and the Written Consent Proposal by so indicating and by signing, marking, dating and mailing the enclosed BLUE Proxy promptly.

  If you own shares of the Company but your stock certificate is held for you by a brokerage firm, bank or other institution, it is very likely that the stock certificate is actually in the name of such brokerage firm, bank or other institution. If so, only it can execute a BLUE Proxy and vote your shares of Common Stock. The brokerage firm, bank, or other institution holding the shares for you is required to forward proxy materials to you and solicit your instructions with respect to the granting of proxies; it cannot vote your shares unless it receives your specific instructions.

  If your shares are held in your name, please mark, sign, date and mail the enclosed BLUE Proxy to The Powell Group in the postage-paid envelope provided. If your shares are held in the name of a brokerage firm, bank nominee or other institution, you should receive a voting instruction form and envelope from such institution which should be used to give your instructions to the person responsible for your account. Only that institution can vote your shares and only upon receipt of specific instructions from you. Remember, no matter how many shares you own, your vote is important. Please act promptly in executing and mailing your BLUE Proxy.

  The Powell Group has retained D.F. King & Co., Inc. ("D.F. King") to assist in the proxy process. If you have any questions about giving your proxy or require assistance in voting your shares, please contact:

                             D.F. KING & CO., INC.
                                77 Water Street
                           New York, New York 10005
                       (212) 269-5550 (call collect) or
                        CALL TOLL FREE: (800) 290-6430

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                    THE POWELL GROUP AND OTHER PARTICIPANTS

  TPG is a diversified holding company based in Baton Rouge, Louisiana. Founded in 1895, TPG owns and operates subsidiaries in the business of rice milling, rice farming and rice hull-fired power generation. TPG also has interests in radio broadcasting, travel management, land development, commercial real estate development and holdings, timber holdings and residential construction. Nanette N. Kelley, elected President and Chief Executive Officer of TPG in 1991, led a restructuring of TPG's business which occurred over the course of three years. Thereafter, she implemented a strategic plan which included selling unprofitable assets, integrating TPG's rice business and real estate business and acquiring positions in the radio broadcast industry.

  TPG's wholly-owned subsidiary, Farmers Rice Milling Company, Inc., a Louisiana corporation ("Farmers Rice"), engages in the purchase and milling of rough rice and the sale of rice and rice byproducts. Its mill is located at Chloe, Louisiana, approximately five miles east of Lake Charles, Louisiana, and is capable of milling 900 cwts (hundred weights) of rough paddy rice per hour. Hardy Rice Dryer, a division of Farmers Rice, operates in Lacassane, Louisiana as Louisiana's largest rough rice and soybean storage facility. The mill is equipped with modern milling, sorting, conveying and aspirating equipment and has the ability to mill a wide spectrum of rice mixtures to meet government, export and domestic specifications. It purchases its rough rice from farmers, agricultural cooperatives and brokers and sells the milled rice to grain exporters in the United States, foreign governments and other large consumer groups. The mill does not produce packaged rice for the domestic or foreign retail trade. The mill also produces rice bran and broken rice for the domestic brewing and animal feed businesses. The mill employs 56 people in the milling process and operates 24 hours a day all year, with the exception of downtime for fumigation, maintenance and unforeseen market conditions.

  The Powell Group does not believe that it is a direct competitor of the Company or ARI. Farmers Rice and ARI are approximately 300 miles apart, and, as a result, the two companies purchase substantially all of their rice from different suppliers. In fact, The Powell Group estimates that less than one-half of one percent of the rough rice purchased by Farmers Rice is available to ARI for purchase in its market area. Farmers Rice is in the rice commodity business, with no private labels and no packaging in sizes smaller than 25 pound bags. ARI, according to its public filings, is in the private label rice business and sells branded, packaged rice in sizes as small as one-pound bags. As a consequence, ARI sells to different purchasers through different distribution channels than Farmers Rice. Even though a portion of ARI's business could be characterized as a commodity business similar to Farmers Rice, given their geographic separation, rice processed and sold by the two companies to private labellers is not, except in rare circumstances, resold at the retail level in common market areas. Because the two companies are not in direct competition, The Powell Group does not believe that there are material conflicts of interest that would arise on the Board of Directors from the operations of the two companies, if The Powell Group's nominees were elected to the ERLY Board.

  Although this Proxy Solicitation is being undertaken by TPG, Farmers Rice and Nanette N. Kelley, certain other persons may be deemed "participants" in this proxy solicitation, including each of the Powell Nominees (in addition to Ms. Kelley, William D. Blake, Robert Arthur Seale, Eugene A. Cafiero and John
M. Spain), First Global Securities, Inc. ("First Global"), The Powell Group's financial advisor, and Noble B. Trenham, the Co-Chairman and Chief Investment Officer of First Global. In July 1987, Mr. Trenham and certain other parties were the subject of a civil injunctive action by the Securities and Exchange Commission (the "SEC") alleging certain violations of the securities laws, including Section 13(d) of the Securities Exchange Act of 1934. Without admitting or denying the allegations against him, Mr. Trenham consented to the entry of a final judgment permanently enjoining and restraining him from further violations of those provisions of the federal securities laws which he was alleged to have violated. In connection with the entry of judgment, Mr. Trenham waived, and the court did not enter, any findings of fact or conclusions of law.

  In connection with the Company's 1996 Annual Meeting of Shareholders, Mr. Trenham discussed with Mr. Gerald Murphy the possibility of adding Mr. Cafiero to the ERLY Board of Directors. Prior to the meeting, Mr. Murphy met Mr. Cafiero and appeared to be agreeable to Mr. Trenham's proposal but suggested that the addition should occur shortly after the meeting rather than at the annual meeting and following a meeting

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between Mr. Cafiero and ERLY's outside directors. Although Mr. Cafiero met with two outside directors of ERLY, no further steps were ever taken by Mr. Murphy to add Mr. Cafiero to the Company's Board of Directors following the annual meeting. In 1989, First Global, Mr. Trenham and certain other shareholders considered, but did not pursue, a proxy contest for the election of directors, after Mr. Murphy agreed to propose and elect Mr. Mark C. Hungerford as a director of ERLY.

  As of the date hereof, Farmers Rice owns an aggregate of 171,933 shares of the Company's Common Stock and Nanette N. Kelley owns an aggregate of 16,400 shares of the Company's Common Stock, together, representing in the aggregate approximately 3.6% of the Common Stock currently outstanding. The Powell Group and the other participants in the proxy solicitation listed above together own an aggregate of 202,975 shares of Common Stock, representing approximately 3.9% of the Common Stock currently outstanding. See "Security Ownership-- Security Ownership of The Powell Group and Other Participants." Accordingly, The Powell Group believes that its interests are aligned with the interests of all ERLY shareholders.

  In the event The Powell Group's proxy solicitation results in its obtaining control of the ERLY Board of Directors, the new board of directors of the Company intends to restructure the Company's management as the first step in its efforts to enhance shareholder value. The new board intends to elect Nanette N. Kelley as President and Chief Executive Officer of the Company, and John M. Spain, Managing Director of TPG and Farmers Rice, as Managing Director of the Company. The Powell Group generally intends to reorganize the Company and ARI, to reduce their combined annual operating costs, expand their global sales, stabilize relations with major customers and enter into new markets. Based upon discussions with potential financing sources and subject to the repayment terms of the notes described below, The Powell Group believes that under new management it will be possible to refinance ARI's $100 million principal amount of 13% Mortgage Notes at more favorable interest rates thereby further reducing the Company's combined expenses. The Powell Group expects to consider elimination of the Company's non-core business operations through the possible sale of such operations, although The Powell Group at present has not identified any specific assets or operations for elimination. The Powell Group further expects to consider combining the Company's operations with that of The Powell Group, with Farmers Rice as a wholly-owned subsidiary, but has no present plans to do so. If and to the extent that any such transaction requires the approval of shareholders of the Company, the shareholders of the Company will be given the opportunity to vote on such transaction. The Powell Group may also consider reducing overhead costs by closing the Company's headquarters in Los Angeles and consolidating executive offices in Louisiana. Except for the election of officers described above, The Powell Group does not currently have any specific plans to implement its objectives and will require additional information and time to analyze and understand fully the existing operations of ERLY before proposing any specific plans. Any actions undertaken, however, will be with a view towards enhancing value for all ERLY shareholders.

  Upon a change in control of the Company which also results in a change in control of ARI or in the event of certain changes in the composition of the board of directors of ARI, the holders of ARI's 13% Mortgage Notes due 2002 shall have the right to require ARI to repurchase the notes at a purchase price of 101% of the accreted value of the notes as defined. In such event, Powell may seek a waiver from the lenders not to exercise such rights. Powell may also seek, to the extent possible, to refinance such debt; however, the notes by their terms are not redeemable prior to July 31, 1999 and then only at a redemption price of 107% of par declining to 100% of par on July 31, 2001 and thereafter. In the event that the holders of the 13% Mortgage Notes exercise their right of redemption at 101% of the accreted value of the notes, The Powell Group estimates that the cost to the Company to refinance the notes, including the payment of the redemption premium, would be approximately $950,000, which The Powell Group believes would be substantially less than the savings generated by reduced interest costs. By refinancing the 13% Mortgage Notes at 9-10% fixed rates (which The Powell Group believes is a fair estimate of new interest rates that might be obtainable), annual interest costs will be reduced by almost $5 million.

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              INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED
                    UPON AND RELATED ADDITIONAL INFORMATION

  Except as described herein, neither The Powell Group, the other participants in this proxy solicitation nor any of their respective associates (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000,
(ii) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof, (iii) is the record owner of any securities of the Company of which it may not be deemed to be the beneficial owner, (iv) has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company or
(v) has any agreement or understanding with respect to future employment by the Company or any arrangement or understanding with respect to any future transactions to which the Company will or may be a party.

  See "Security Ownership" for information regarding beneficial ownership of Common Stock by the participants in this proxy solicitation, persons who beneficially own more than 5% of the Common Stock and the management of the Company.

                           THE POWELL GROUP'S SLATE

  William D. Blake, Eugene A. Cafiero, Nanette Noland Kelley, Robert Arthur Seale and John M. Spain are the Powell Nominees for election to the Company's Board of Directors at the Annual Meeting. Biographical data on each of the Powell Nominees is set forth below.

  WILLIAM D. BLAKE (64) is one of The Powell Group's nominees for director. Mr. Blake has served since 1961 as General Manager of Quatre Parish Company and of John A. Bel Estate and since 1988 as President of The Lacassane Company. These companies are primarily focused in the agriculture/land holdings field. Mr. Blake's experience extends particularly to the rice, timber, oil and gas and real estate industries. Mr. Blake also manages a substantial block of real estate in Louisiana. Mr. Blake has served on the Board of Directors of the Arts and Humanities Council, the Chamber of Commerce, the Coordinating Council on Drug Abuse, Kiwanis Club and Community Development Foundation. He has also served on the Committee of 100 for Economic Development (Louisiana), the Louisiana Association for Business and Industry and the Louisiana Council for Fiscal Reform. Mr. Blake graduated from Louisiana State University in 1955 with a degree in geology.

  EUGENE A. CAFIERO (71) is one of The Powell Group's nominees for director. Mr. Cafiero has been Chairman of Voltarc Technologies, Inc., a major manufacturer of specialty lamps and wiring devices for germicidal, aerospace, reprographic, illuminated sign and other applications, since 1993. From 1986 to 1993, Mr. Cafiero served as Chairman and Chief Executive Officer of KD Holdings, Inc. and KDI Corporation, a diversified manufacturing company. Mr. Cafiero also served as Chief Executive Officer of Ariadne Australia, Ltd. and President and Chief Executive Officer of Mid-American Communications. Mr. Cafiero is the past president and director of Keene Corporation, a manufacturer of bearings, lighting fixtures, electronics and laminated products for printed circuit boards and other applications; past president and chief operating officer and vice chairman of Chrysler Corporation; principle founder of Computerized Security Systems, maker of electronic locks for the lodging industry. Mr. Cafiero is a graduate of Dartmouth College and holds a Master of Science in Industrial Management from the Massachusetts Institute of Technology and an Honorary Doctorate of Science from Wittenburg University. He has served as an overseer at the Tuck School of Business and on the Visiting Committee of the MIT Sloan School of Business Management.

  NANETTE N. KELLEY (38) is one of The Powell Group's nominees for director. Mrs. Kelley has been the President and Chief Executive Officer of The Powell Group since 1991. Mrs. Kelley has served on the Board of Directors of the Baton Rouge Symphony, on the Board of Directors and Executive Committee of the Greater Baton Rouge Chamber of Commerce and as a Board Member and Vice Chairman of the Academic Distinction

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Fund. She is currently serving as Secretary/Treasurer of St. James Place, an accredited Continuing Care Retirement Center, after having served as Chairman and Vice Chairman. She presently serves on the Board of Trustees of the Pennington Biomedical Research Foundation, as well as on the Council for a Better Louisiana, as a Board Member for the LSU College of Business Administration Partnership for Excellence, as a Trustee for the Public Affairs Research Council, as a Member of the Executive Committee of and Forum Officer for the Young President's Organization, and as Vice Chairman of General Health Systems, an integrated health care delivery system. She serves on the Board of Directors of Union Planters Bank and The Lacassane Company. She has been recognized by the Center for Creative Leadership and Beta Gamma Sigma Business Fraternity. Mrs. Kelley teaches at Louisiana State University in the undergraduate and MBA programs. She is Music Committee Chairman at her church and sings in the choir. She holds pilot licenses for single-engine and multi-engine land and instrument flying machines.

  ROBERT ARTHUR SEALE (55) is one of The Powell Group's nominees for director. Mr. Seale was a senior partner and administrative head of the Personal Tax & Estates Group of the law firm Vinson & Elkins in Houston, Texas until his retirement in March 1997. Mr. Seale had practiced law with Vinson & Elkins since 1969. His practice focused on tax and financial structuring of businesses involved in mining, aircraft manufacturing, thoroughbred racing and breeding, banking and real estate development. During the last five years Mr. Seale has been involved in the tax-free reorganizations of closely held businesses into family partnerships and "split-offs" of corporations for business purposes. Mr. Seale currently serves as the Chair of the University of Texas Health Science Center Planned Giving Committee, President of The Vivian L. Smith Foundation for Neurologic Research, President of The Lyons Foundation, Director of The Margaret and J.A. Elkins, Jr. Foundation, Chairman of Child Advocates, Inc. Endowment and a Director of Child Advocates, Inc. Mr. Seale is a Fellow of the Texas Bar Association and a Fellow of the Houston Bar Association. He earned both his undergraduate and Juris Doctor degrees from Louisiana State University in 1964 and 1967, respectively.

  JOHN M. SPAIN (48) is one of The Powell Group's nominees for director. Mr. Spain has been the Managing Director of The Powell Group since 1995. From 1989 to 1995, Mr. Spain served as the Station Manager and Director of New Operations for Baton Rouge television station WBRZ-TV. Prior to that time, Mr. Spain was WBRZ-TV's News Director. Mr. Spain is the current Chairman of the Baton Rouge Visitors and Convention Committee and President of the Executive Committee for Louisiana Arts and Science Center. He is the Past President of the Radio Television News Director's Association and Past Chairman of the ABC Television Network's News Advisory Board and has served on the National Accrediting Council for Journalism and Mass Communication (AEJMC) and the National Board of Directors of the American Heart Association.

  Each of the nominees has consented to serve as a director and, if elected, intends to discharge his or her duties as director of the Company in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors.

  The Board of Directors of the Company has a single class of directors. At each annual meeting of shareholders, the directors are elected to a one-year term. The current board was elected on or about September 17, 1996. The nominees proposed by The Powell Group, if elected, would serve as directors for terms expiring in or about September 1998 or until the due election and qualification of their successors. The Powell Group has no reason to believe any of its nominees will be disqualified or unable or unwilling to serve if elected. However, in the event that any member of The Powell Group's slate should become unavailable for any reason, or should it become necessary or appropriate for The Powell Group to nominate additional persons, The Powell Group will seek to vote, to the extent permitted by law, the proxies for such other persons as it nominates.

                                 VOTE REQUIRED

ELECTION OF DIRECTORS

  Five directors shall be elected at the Annual Meeting to serve until the next annual meeting and until their successors shall be elected and qualified. As described above under "General," in voting for directors, each shareholder has the right to cumulate his or her votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which his or her shares are entitled, or to distribute that total number of votes among as many candidates as he or she desires. The five candidates receiving the highest number of votes will be elected.

CUMULATIVE VOTING AND WRITTEN CONSENT PROPOSALS

  The affirmative vote of a majority of the Company's outstanding shares of Common Stock is required to approve each of these proposals which will be voted on separately.

BROKER NON-VOTES

  A "broker non-vote" is a vote withheld by a broker on a particular matter because the broker has not received instructions from the customer for whose account the shares are held. Broker non-votes and abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes and abstentions will have no effect on the election of directors. Broker non-votes and abstentions will have the effect of a no vote on the Cumulative Voting and Written Consent Proposals because, as stated above under "--Cumulative Voting and Written Consent Proposals," the affirmative vote of a majority of the outstanding shares is required to approve each of these proposals.

                              SECURITY OWNERSHIP

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth as of August 22, 1997 (unless otherwise indicated), to the knowledge of The Powell Group and based on a review of publicly available information, each person reported to own beneficially more than 5% of the Company's outstanding Common Stock and each of the directors and executive officers of the Company.

NAME AND ADDRESS OF                    AMOUNT AND NATURE OF
BENEFICIAL OWNER                       BENEFICIAL OWNERSHIP PERCENT OF CLASS(1)
-------------------                    -------------------- -------------------
Gerald D. Murphy(2)(3)................      1,590,817              30.2%
Douglas A. Murphy(2)(4)...............        632,552              12.0%
William H. Burgess(5)(6)..............        210,000               4.0%
Richard N. McCombs(2)(6)..............        137,482               2.6%
Bill J. McFarland(2)(6)...............         46,522                 *
Alan M. Wiener(2)(6)..................          4,009                 *
Thurston F. Teele(6)(7)...............              0                --
Kennedy Capital Management, Inc.(8)...        585,518              11.2%
All directors and executive officers
 as a group (11 persons)(6)(9)........      2,013,501              37.3%

--------
*  Less than 1%.
(1) Computed on the basis of 5,220,337 shares outstanding as of August 22, 1997 as reported in the Company's Preliminary Proxy Statement, filed with the Securities and Exchange Commission on August 22, 1997 (the "ERLY Proxy"). The percentage of shares held assumes that options held by the particular individual, if any, that are exercisable on August 22, 1997, or within 60 days of such date, have been exercised, and no others.
(2) The address of such beneficial owner is 10990 Wilshire Boulevard, Suite 1800, Los Angeles, California 90024.
(3) Such information, except percentages, is derived from the ERLY Proxy. Includes 581,463 shares owned directly by Mr. Gerald Murphy's son, Douglas
    A. Murphy, and 5,050 shares held in trust for Mr. Gerald Murphy's grandson. Also includes 51,089 shares which Douglas A. Murphy has the right to acquire pursuant to outstanding stock options.
(4) Such information, except percentages, is derived from the ERLY Proxy. Includes 51,089 shares which Mr. Douglas Murphy has the right to acquire pursuant to outstanding stock options.
(5) Mr. Burgess' address is 550 Palisades Drive, Palm Springs, California
    92262.
(6) Such information, except percentages, is derived from the ERLY Proxy.
(7) Mr. Teele is the President of Chemtronics Industries, Inc., a wholly-owned subsidiary of the Company. His address is 1133 20th Street, N.W., Washington, D.C. 20036.
(8) Such information is derived from a Schedule 13G dated February 7, 1997 filed by Kennedy Capital Management, Inc. with the Securities and Exchange Commission. Kennedy Capital Management, Inc. is an investment advisor. The address of Kennedy Capital Management, Inc. set forth in its Schedule 13G is 10829 Olive Boulevard, St. Louis, Missouri 63141.
(9) Includes 173,314 shares which officers of the Company have the right to acquire pursuant to outstanding stock options.

SECURITY OWNERSHIP OF THE POWELL GROUP AND OTHER PARTICIPANTS

  The names, business addresses, principal business occupations (unless disclosed elsewhere in this Proxy Statement) and number of shares of Common Stock beneficially owned as of August 22, 1997, unless otherwise noted, by The Powell Group and other participants in this solicitation are set forth below. The number of shares of Common Stock beneficially owned includes shares in which the persons set forth in the table have either investment or voting power. Unless otherwise indicated, all of such interests are owned directly, and the indicated person or entity has sole voting and investment power.

NAME AND ADDRESS OF       AMOUNT AND NATURE OF
BENEFICIAL OWNER          BENEFICIAL OWNERSHIP PERCENT OF CLASS(1)
-------------------       -------------------- -------------------
The Powell Group(2).....        171,933(3)             3.3%
Farmers Rice Milling
 Company, Inc.(2).......        171,933                3.3%
Nanette N. Kelley(2)(4).        188,333(5)             3.6%
William D. Blake(6).....         14,630                  *
John M. Spain(2)........        171,933(3)             3.3%
Eugene A. Cafiero(7)....              0                 --
Robert Arthur Seale(8)..              0                 --
First Global Securities,
 Inc.(9)................              5                  *
Noble B. Trenham(10)....             12(11)              *

--------
*  Less than 1%.
(1) Computed on the basis of 5,220,337 shares outstanding as of August 22, 1997 as reported in the ERLY Proxy.
(2) The business address of such person is P.O. Box 788, Baton Rouge, Louisiana 70821.
(3)  Includes 171,933 shares held by Farmers Rice Milling Company, Inc.
(4) Ms. Kelley's husband is Timothy Kelley. Mr. Kelley disclaims beneficial ownership of all of the shares owned by Ms. Kelley pursuant to the terms of a marriage contract between Mr. and Mrs. Kelley.
(5) Includes 171,933 shares held by Farmers Rice Milling Company, Inc. and 16,400 shares held of record by Ms. Kelley.
(6) The business address of such person is P.O. Box 1447, Lake Charles, Louisiana 70602. Mr. Blake's wife is Kay Blake. Ms. Blake may be deemed to share beneficial ownership with respect to some or all of the shares owned by Mr. Blake. Ms. Blake disclaims beneficial ownership of such shares.
(7) The business address of such person is 400 Captain Neville Drive, Waterbury, Connecticut 06705.
(8) The business address of such person is 1331 Lamar Street, Suite 1170, Houston, Texas 77010.
(9) First Global Securities, Inc. is a broker dealer. The business address of First Global Securities, Inc. is 790 East Colorado Boulevard, Suite 500, Pasadena, California 91101.
(10) Mr. Trenham's principal business occupation is serving as Co-Chairman and Chief Investment Officer of First Global Securities, Inc. The business address of Mr. Trenham is 790 East Colorado Boulevard, Suite 500, Pasadena, California 91101. Mr. Trenham's wife is Susan W. Trenham whose principal business occupation is Chief Executive Officer and Co-Chairman of First Global Securities, Inc. Ms. Trenham may be deemed to share beneficial ownership with respect to the shares owned by First Global Securities, Inc. and Mr. Trenham.
(11) Includes 5 shares held by First Global, Securities, Inc. and 7 shares held of record by Mr. Trenham.

PURCHASES AND SALES BY FARMERS RICE MILLING COMPANY, INC. WITHIN THE LAST TWO
YEARS:

   DATE                                                        NUMBER OF SHARES
   ----                                                       ------------------
   3/10/97................................................... 171,933 (purchase)

PURCHASES AND SALES BY NANETTE N. KELLEY WITHIN THE LAST TWO YEARS:

   DATE                                                        NUMBER OF SHARES
   ----                                                       ------------------
   3/10/97...................................................  16,400 (purchase)

PURCHASES AND SALES BY WILLIAM D. BLAKE WITHIN THE LAST TWO YEARS:

   DATES                                                       NUMBER OF SHARES
   -----                                                      ------------------
   9/23/96...................................................   1,000 (purchase)
   2/24/97...................................................   1,000 (purchase)
   4/1/97....................................................   2,000 (purchase)
   4/16/97...................................................   1,000 (purchase)
   4/17/97...................................................   1,000 (purchase)
   6/24/97...................................................   1,600 (purchase)
   7/7/97....................................................   2,000 (purchase)
   7/21/97...................................................   1,000 (purchase)
   7/25/97...................................................     500 (purchase)

                             SOLICITATION EXPENSES

  Proxies will be solicited by mail, telephone, facsimile and other electronic means, telegram and/or personal solicitation, by officers, employees and agents of The Powell Group, including its financial advisor, First Global, and its employees. The Powell Board may also solicit proxies. Other than First Global, no such persons shall receive additional compensation for such solicitation. The Powell Group has agreed to pay First Global a fee of $505,000, plus expenses, if the proxy solicitation is successful. Noble B. Trenham, a participant in this solicitation, is Co-Chairman and Chief Investment Officer of First Global.

  In addition, The Powell Group has retained D.F. King to act as an advisor in connection with this proxy solicitation. The Powell Group has agreed to pay D.F. King a fee estimated not to exceed $50,000 plus reasonable out-of-pocket expenses for services in connection with this proxy solicitation.
Approximately 50 persons will be used by D.F. King in its solicitation efforts.

  If your shares are registered in your own name, you may mail your proxy to The Powell Group in the postage paid envelope provided.

  If your shares are held in "street name"--held by your brokerage firm or bank--immediately instruct your broker or bank representative to execute The Powell Group's BLUE Proxy on your behalf. You should also mark, sign, date and return your BLUE Proxy (or voting instruction form) to your broker or banker when you receive it in the mail. If you have additional questions, please call:

                             D.F. KING & CO., INC.
                                77 Water Street
                           New York, New York 10005
                             CALL: (800) 290-6430
                              FAX: (212) 809-8839

  The Powell Group anticipates that a total of approximately $750,000 will be spent in connection with the proxy solicitation. Actual expenditures may vary materially from the estimate, however, as many of the expenditures cannot be readily predicted. To date, expenses of approximately $150,000 have been incurred in connection with the solicitation. The entire expense of preparing, assembling, printing and mailing this Proxy Statement and any other proxy solicitation materials and the cost of soliciting proxies will initially be borne by The Powell Group. The Powell Group believes that the actions it is taking are in the best interest of all the Company's shareholders. Accordingly, if the Powell Nominees are elected pursuant to this proxy solicitation, The Powell Group intends to request reimbursement from the Company for these expenses. This request will not be submitted to a vote of the Company's shareholders. Banks, brokerage houses and other custodians, nominees and fiduciaries may be requested to forward The Powell Group's solicitation material to the beneficial owners of the shares they hold of record, and The Powell Group will reimburse them for their reasonable out-of-pocket expenses.

  YOUR VOTE IS IMPORTANT. NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, PLEASE VOTE FOR THE ELECTION OF THE POWELL NOMINEES BY MARKING, SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY PROMPTLY. PLEASE ACT TODAY.

  WE ASK THAT YOU VOTE TO REMOVE THE CURRENT DIRECTORS--DIRECTORS WHO SHOULD BE HELD RESPONSIBLE FOR THE FACT THAT IN OUR OPINION YOUR STOCK, AS DEMONSTRATED IN THE COMPARATIVE STOCK PRICE PERFORMANCE INFORMATION INCLUDED HEREIN, HAS WOEFULLY UNDERPERFORMED THE STOCK MARKET SINCE 1987.

  IN ADDITION, WE ASK THAT YOU VOTE AGAINST THE CUMULATIVE VOTING PROPOSAL AND THE WRITTEN CONSENT PROPOSAL, BOTH OF WHICH WE BELIEVE DIMINISH OUR RIGHTS AS SHAREHOLDERS TO PARTICIPATE IN THE AFFAIRS OF OUR COMPANY.

                                   IMPORTANT

  Your vote is important, no matter how many shares you own. To support The Powell Group, please promptly take these few easy steps:

  1. If your shares are registered in your own name(s), please mark, sign, date and mail the enclosed BLUE Proxy to The Powell Group in the postage-paid envelope provided.

  2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE Proxy with respect to your shares and only after receiving your specific instructions. Accordingly, please mark, sign, date and mail the enclosed BLUE Proxy or voting instruction form you received from the brokerage firm, bank nominee or other institution in whose name your shares are held in the postage-paid envelope provided. Please do so for each account you maintain. To ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a BLUE Proxy to be issued representing your shares.

  3. After signing the enclosed BLUE Proxy or voting instruction form, do not sign or return any card or form sent to you by ERLY, not even as a vote of protest. Remember, only your latest dated proxy will count.

  If you have ANY questions about giving your proxy or require assistance, please call:

                             D.F. KING & CO., INC.
                                77 Water Street
                              New York, NY 10005
                           (212) 269-5550 (Collect)
                                      or
                                CALL TOLL-FREE
                                (800) 290-6430

--------------------------------------------------------------------------------
PROXY

                             ERLY INDUSTRIES INC.

                   THIS PROXY IS SOLICITED ON BEHALF OF THE

           THE POWELL GROUP, FARMERS RICE MILLING COMPANY, INC.

                          AND NANETTE N. KELLEY

                   FOR THE ANNUAL MEETING OF SHAREHOLDERS ON
                              SEPTEMBER 26, 1997

  The undersigned hereby revokes all prior proxies given by the undersigned and appoints Nanette N. Kelley and John M. Spain, or any one of them, as Proxies, each with the power to appoint his substitute, and hereby authorizes them and each of them to represent and to vote, as designated below, at the Annual Meeting of Shareholders to be held on September 26, 1997 or any adjournment thereof, all the shares of Common Stock of ERLY Industries Inc. which the undersigned is entitled to vote thereat.

  THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. UNLESS OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE POWELL GROUP'S NOMINEES AS DIRECTORS, AGAINST THE PROPOSALS TO AMEND THE ARTICLES OF INCORPORATION TO ELIMINATE CUMULATIVE VOTING AND TO ELIMINATE SHAREHOLDER ACTION BY WRITTEN CONSENT AND IN THEIR DISCRETION ON ANY OTHER MATTERS THAT PROPERLY COME BEFORE THE ANNUAL MEETING.

                  (Continued and to be signed on other side)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                           - FOLD AND DETACH HERE -

--------------------------------------------------------------------------------
                                                                [X]  Please mark
                                                                      your votes
                                                                         as this

1. ELECTION OFDIRECTORS:      FOR ALL      WITHHOLD
                              NOMINEES     AUTHORITY TO
                              LISTED       VOTE FOR ALL
                              BELOW        NOMINEES BELOW

                              [_]            [_]
        William D. Blake
        Robert Arthur Seale
        Nanette Noland Kelley
        Eugene A. Cafiero
        John M. Spain

TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, CHECK THE "FOR ALL NOMINEES LISTED BELOW" BOX ABOVE AND STRIKE A LINE THROUGH THAT NOMINEE'S NAME IN THE LIST ABOVE.


2. ELIMINATION OF                  FOR       AGAINST   ABSTAIN
   CUMULATIVE VOTING:              [_]         [_]       [_]


3. ELIMINATION OF                  FOR      AGAINST    ABSTAIN
   SHAREHOLDER ACTION              [_]        [_]        [_]
   BY WRITTEN CONSENT:

4. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL OF THE NOMINEES LISTED ABOVE AND AGAINST PROPOSALS 2. AND 3.

Please sign exactly as your name appears on the stock certificates evidencing your shares. If your shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his/her title. Trustees, guardians, executors, and administrators should sign in their official capacity, giving their full title as such. If the shares are held in the name of a partnership, please have the authorized persons sign on behalf of the partnership. The proxy card votes all shares in all capacities.

A PROXY EXECUTED BY A SHAREHOLDER MAY BE REVOKED AT ANY TIME PRIOR TO THE TIME THAT THE VOTE AUTHORIZED BY THE EXECUTED PROXY HAS BEEN TAKEN.

THE POWELL GROUP STRONGLY RECOMMENDS A VOTE FOR ALL NOMINEES LISTED ABOVE AND A VOTE AGAINST PROPOSALS 2. AND 3.

Signature(s)__________________  Title:____________________ Dated:_______ , 1997

PLEASE MARK, SIGN, DATE AND MAIL YOUR BLUE PROXY TODAY. [IMPORTANT--PLEASE FILL IN DATE]